SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                                 Cox Radio, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.33 per share
                         (Title of Class of Securities)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
      6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, (678) 645-0000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   224051 10 2
                                 (CUSIP Number)

                                  May 29, 2009
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

                                Explanatory Note

As described in Item 4 of this Amendment No. 5 to Schedule 13D/A, on May 29, 2009, Cox Radio, Inc. (the "Company"), was merged with and into an indirect wholly-owned subsidiary of Cox Enterprises, Inc. ("CEI"), with the Company continuing as the surviving company in the merger. As a result, the Company is now an indirect, wholly-owned subsidiary of CEI. In connection with the merger, all shares of the Company's Class A common stock, par value $0.33 per share ("Former Public Stock"), which were registered under section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), were canceled, and shares of Former Public Stock, other than those held by CEI or its subsidiaries or by the Company in treasury, were converted into the right to receive $4.80 per share, without interest, subject to the assertion and perfection of appraisal rights under Delaware law. This Amendment No. 5 has been prepared accordingly.



                                               Schedule 13D/A


---------------------------------------------------------------------------- ---------- ------------------------------
CUSIP No.  224051 10 2                                                                  Page 3 of 9
---------------------------------------------------------------------------- ---------- ------------------------------

---------------- -----------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON/
                 I.R.S. IDENTIFICATION NO. OF                                       Cox Enterprises, Inc.
                 ABOVE PERSON

---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP                   (a)____
                                                                                    (b)____

---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
3                SEC USE ONLY

---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS                                                    OO

---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                 2(d) OR 2(e)

                                                                                    Inapplicable

---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                    Delaware

---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
 NUMBER OF        7                SOLE VOTING POWER                                0*
  SHARES          ----------------------------------------------------------------------------------------------------
BENEFICIALLY      8                SHARED VOTING POWER                              0*
 OWNED BY         ----------------------------------------------------------------------------------------------------
   EACH           9                SOLE DISPOSITIVE POWER                           0*
 REPORTING        ----------------------------------------------------------------------------------------------------
  PERSON          10               SHARED DISPOSITIVE POWER                         0*
   WITH           ----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                    0*

---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                                    Inapplicable

---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                                    0%*
---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON
                                                                                    CO

---------------- -----------------------------------------------------------------------------------------------------



* On May 29, 2009, the Company was merged with and into an indirect, wholly-owned subsidiary of CEI with the Company as the surviving company. As a result, the Company is now an indirect, wholly-owned subsidiary of CEI. In connection with the merger, all shares of the Former Public Stock, which were registered under section 12 of the Exchange Act, were canceled, and shares of Former Public Stock, other than those held by CEI or its subsidiaries or by the Company in treasury, were converted into the right to receive $4.80 per share, without interest, subject to the assertion and perfection of appraisal rights under Delaware law.

                                               Schedule 13D/A


----------------------------------------------------------------------------------------------------------------------
CUSIP No.  224051 10 2                                                                  Page 3 of 10
----------------------------------------------------------------------------------------------------------------------

----------------- -----------------------------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON/
                  I.R.S. IDENTIFICATION NO. OF                                       Cox Holdings, Inc.
                  ABOVE PERSON

----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP                   (a)____
                                                                                     (b)____

----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
3                 SEC USE ONLY

----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
4                 SOURCE OF FUNDS                                                    OO

----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
5                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                  2(d) OR 2(e)
                                                                                     Inapplicable

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                     Delaware
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
 NUMBER OF        7                SOLE VOTING POWER                                 0*
  SHARES          -----------------------------------------------------------------------------------------------------
BENEFICIALLY      8                SHARED VOTING POWER                               0*
 OWNED BY         -----------------------------------------------------------------------------------------------------
   EACH           9                SOLE DISPOSITIVE POWER                            0*
 REPORTING        -----------------------------------------------------------------------------------------------------
  PERSON          10               SHARED DISPOSITIVE POWER                          0*
   WITH           -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                     0*
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
12                CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                     Inapplicable

----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                                     0%*
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                                                                                     CO
----------------- -----------------------------------------------------------------------------------------------------



* On May 29, 2009, the Company was merged with and into an indirect, wholly-owned subsidiary of CEI with the Company as the surviving company. As a result, the Company is now an indirect, wholly-owned subsidiary of CEI. In connection with the merger, all shares of the Former Public Stock, which were registered under section 12 of the Exchange Act, were canceled, and shares of Former Public Stock, other than those held by CEI or its subsidiaries or by the Company in treasury, were converted into the right to receive $4.80 per share, without interest, subject to the assertion and perfection of appraisal rights under Delaware law.

                                               Schedule 13D/A



----------------------------------------------------------------------------------------------------------------------
CUSIP No.  224051 10 2                                                                  Page 4 of 10
----------------------------------------------------------------------------------------------------------------------

----------------- ----------------------------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON/
                  I.R.S. IDENTIFICATION NO. OF                                       Cox Media Group, Inc. (formerly
                  ABOVE PERSON                                                       Cox Broadcasting, Inc.)

----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP                   (a)____
                                                                                     (b)____

----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
3                 SEC USE ONLY

----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
4                 SOURCE OF FUNDS                                                    OO

----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
5                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                  2(d) OR 2(e)
                                                                                     Inapplicable

----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                     Delaware

----------------- ----------------------------------------------------------------------------------------------------
------------------------ ----------- ---------------------------------------------------------------------------------
 NUMBER OF        7                SOLE VOTING POWER                                 0*
  SHARES          -----------------------------------------------------------------------------------------------------
BENEFICIALLY      8                SHARED VOTING POWER                               0*
 OWNED BY         -----------------------------------------------------------------------------------------------------
   EACH           9                SOLE DISPOSITIVE POWER                            0*
 REPORTING        -----------------------------------------------------------------------------------------------------
  PERSON          10               SHARED DISPOSITIVE POWER                          0*
   WITH           -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                     0*
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
12                CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                     Inapplicable
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                                     0%*
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON                                           CO
----------------- ----------------------------------------------------------------------------------------------------



* On May 29, 2009, the Company was merged with and into an indirect, wholly-owned subsidiary of CEI with the Company as the surviving company. As a result, the Company is now an indirect, wholly-owned subsidiary of CEI. In connection with the merger, all shares of the Former Public Stock, which were registered under section 12 of the Exchange Act, were canceled, and shares of Former Public Stock, other than those held by CEI or its subsidiaries or by the Company in treasury, were converted into the right to receive $4.80 per share, without interest, subject to the assertion and perfection of appraisal rights under Delaware law.

                                               Schedule 13D/A



----------------------------------------------------------------------------------------------------------------------
CUSIP No.  224051 10 2                                                                  Page 5 of 10
----------------------------------------------------------------------------------------------------------------------

------------------ ---------------------------------------------------------------------------------------------------
1                  NAME OF REPORTING PERSON/
                   I.R.S. IDENTIFICATION NO. OF                                      Dayton Cox Trust A
                   ABOVE PERSON

------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP                  (a)____
                                                                                     (b)____

------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
3                  SEC USE ONLY

------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
4                  SOURCE OF FUNDS                                                   OO

------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
5                  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                   2(d) OR 2(E)

                                                                                     Inapplicable
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                     U.S.A.
------------------ ---------------------------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
 NUMBER OF        7                SOLE VOTING POWER                                 0*
  SHARES          -----------------------------------------------------------------------------------------------------
BENEFICIALLY      8                SHARED VOTING POWER                               0*
 OWNED BY         -----------------------------------------------------------------------------------------------------
   EACH           9                SOLE DISPOSITIVE POWER                            0*
 REPORTING        -----------------------------------------------------------------------------------------------------
  PERSON          10               SHARED DISPOSITIVE POWER                          0*
   WITH           -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------

11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                     0*

------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
12                 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                     Inapplicable

------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                                     0%*

------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
14                 TYPE OF REPORTING PERSON                                          OO

------------------ ---------------------------------------------------------------------------------------------------



* On May 29, 2009, the Company was merged with and into an indirect, wholly-owned subsidiary of CEI with the Company as the surviving company. As a result, the Company is now an indirect, wholly-owned subsidiary of CEI. In connection with the merger, all shares of the Former Public Stock, which were registered under section 12 of the Exchange Act, were canceled, and shares of Former Public Stock, other than those held by CEI or its subsidiaries or by the Company in treasury, were converted into the right to receive $4.80 per share, without interest, subject to the assertion and perfection of appraisal rights under Delaware law.

         This Amendment No. 5 (this "Amendment") by CEI, Cox Holdings, Inc. ("CHI"), Cox Media Group, Inc. (formerly Cox Broadcasting, Inc. ) ("CMG" and collectively with CEI and CHI, the "Cox Corporations") and the Dayton Cox Trust A (the "Dayton Trust") amends the Schedule 13D originally filed on August 1, 2000, as amended from time to time, with respect to the Class A Common Stock, par value $0.33 per share (the "Former Public Stock"), of the Company, as specifically set forth herein.


Item 4.           PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety as follows:

         On March 23, 2009, CEI commenced a cash tender offer to acquire all of the outstanding shares of the Former Public Stock not owned by the Cox Corporations (the "Tender Offer") at a purchase price of $3.80 net per share. CEI subsequently extended the Tender Offer and raised the consideration per share in the Tender Offer to $4.80 net per share.

         On May 19, 2009, the Tender Offer expired, and on May 26, 2009, CMG purchased 9,721,047 shares of the Former Public Stock properly tendered and delivered. Also on May 26, 2009, CMG surrendered all 58,733,106 shares of Class B Common Stock, par value $0.33 per share, for conversion, and on May 27, 2009, 58,733,016 shares of Former Public Stock were issued to CMG in respect of such conversion. As a result, CMG held 72,046,017 shares of Former Public Stock, representing 90.6% of the then outstanding shares of Former Public Stock, and there were no shares of any other class of capital stock in the Company then outstanding.

         On May 29, 2009, all 72,046,017 shares of Former Public Stock held by CMG were contributed to CXR Acquisition, Inc., a recently-formed and wholly-owned subsidiary of CMG ("MergerSub"), and pursuant to Section 253 of the Delaware General Corporation Law, MergerSub was merged with and into the Company, with the Company continuing as the surviving company in the merger. As a result, the Company is now an indirect, wholly-owned subsidiary of CEI.

         As part of this short-form merger, all shares of the Former Public Stock were canceled, and shares of Former Public Stock, other than those held by CEI or its subsidiaries or by the Company in treasury, were converted into the right to receive $4.80 per share, without interest, subject to the assertion and perfection of appraisal rights by the former holders of the Former Public Stock pursuant to Section 262 of the Delaware General Corporation Law, and new shares of Class A common stock, par value $0.01 per share (the "Private Stock"), were issued to CMG. The Private Stock is not registered under Section 12 of the Exchange Act.

         In connection with the short-form merger, the Company's certificate of incorporation was revised to, among other things, provide more generally for the purposes of the corporation, eliminate preferred stock from the Company's authorized capital stock, provide for indemnification of directors and officers at the discretion of the Company, and promote efficiency in the Company's constitutive documents by removing corporate governance provisions that are set forth in the Company's bylaws.

         In addition, the Cox Corporations understand that the New York Stock Exchange suspended trading in the Former Public Stock before the market opened on June 1, 2009. Once the delisting and related deregistration of the Former Public Stock is complete, the size and composition of the Company's board of directors will be modified and the Company's bylaws will be amended and restated.

         Except as described herein, neither the Cox Corporations nor the Dayton Trust has formulated any plans or proposals that relate to, or would otherwise result in, any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) The Cox Corporations and the Dayton Trust may be deemed to have beneficial ownership over 0 shares of Class B Common Stock and 0 shares of Former Public Stock. These shares represent 0% of the issued and outstanding shares of Class B Common Stock and approximately 0% of the issued and outstanding shares of Former Public Stock.

         (b) The number of shares of Former Public Stock beneficially owned: (i) with respect to which there is sole voting power is 0; (ii) with respect to which there is shared voting power is 0, (iii) with respect to which there is sole dispositive power is 0, and (iv) with respect to which there is shared dispositive power is 0.

         (c) Other than as described in Item 4 above, none of the Cox Corporations or the Dayton Trust has engaged in any transaction in the Former Public Stock that was effected during the past 60 days.

         (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Former Public Stock beneficially owned by the Cox Corporations and the Dayton Trust.

         (e) Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 COX ENTERPRISES, INC.


                                 By:  /s/ Andrew A. Merdek
Date:  June 2, 2009                   -----------------------------
                                      Andrew A. Merdek
                                      Secretary



                                 COX HOLDINGS, INC.


Date:  June 2, 2009              By: /s/ Andrew A. Merdek
                                     -------------------------------
                                     Andrew A. Merdek
                                     Secretary



                                 COX MEDIA GROUP, INC.


Date:  June 2, 2009              By: /s/ Andrew A. Merdek
                                     -------------------------------
                                     Andrew A. Merdek
                                     Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 DAYTON COX TRUST A


                                 By: /s/ James C. Kennedy
                                     -------------------------------
Date:  June 2, 2009                  James C. Kennedy
                                     Trustee



Date:  June 2, 2009              By: /s/ Jimmy W. Hayes
                                     -------------------------------
                                     Jimmy W. Hayes
                                     Trustee